UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 23, 2013

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling,com Tel: (646) 284-9416

TGS Reports First Quarter 2013 Results

FOR IMMEDIATE RELEASE: Tuesday, April 23, 2013

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net income of Ps. 114.0 million, or Ps. 0.143 per share (Ps. 0.717 per ADS), for the three-month period ended March 31, 2013, compared to a net income of Ps. 78.5 million, or Ps. 0.099 per share (Ps. 0.494 per ADS), in the same period in 2012.

The increase in the net income was mainly driven by an increase in operating income of Ps. 95.3 million, which was partially compensated by a Ps. 44.3 million increase of foreign exchange rate loss.

First Quarter 2013 vs. First Quarter 2012

In the three-month period ended March 31, 2013, TGS posted total net revenues of Ps. 825.7 million, compared to Ps. 645.0 million registered in the first quarter of 2012.

Natural gas transportation revenue increased by Ps. 28.0 million in the first quarter of 2013, when compared with the same period of 2012. Increased revenues were due to a higher natural gas transportation demand rendered under interruptible transportation contracts.

The Natural Gas Transportation business segment represented approximately 21% and 22% of TGS’ total revenues for the first quarters of 2013 and 2012, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to “ENARGAS” (the National Gas Regulatory Body) regulation.

The Production and Commercialization of Liquids segment revenue grew by Ps. 175.2 million in the first quarter of 2013, compared with the previous year’s period, due mainly to a higher volume sold and a higher foreign exchange rate.

Liquids’ Production and Commercialization revenues accounted for approximately 76% and 70% of the total revenue for the first quarters of 2013 and 2012, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for the Company’s own account and on behalf of TGS’ clients.

Other Services revenues decreased by Ps. 22.5 million in the first quarter of 2013 with respect to the same period of 2012. This decrease was principally as a consequence of the higher revenues registered in 2012’s period in relation to the construction services rendered in connection with expansion works both in the natural gas transportation pipeline system and the facilities located near the city of Bahía Blanca for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank.

The Other Services business segment mainly consists of midstream and telecommunication activities. As a percentage of the Company’s total revenue, it accounted for approximately 3% and 8% of the revenue in the three-month periods ended March 31, 2013 and 2012, respectively.  Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream, as well as gas compression, rendered at the wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance services, and steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Operating costs for the three-month period ended March 31, 2013 increased by Ps. 85.4 million, compared with the same period in 2012. This variation is due principally to a Ps. 49.1 million increase in taxes on exports explained by the Argentine peso devaluation and higher volumes exported. In addition, Liquids variable costs increased by Ps. 34.8 million, as the price of natural gas rose and more natural gas was purchased.

The positive variation of Ps. 26.3 million registered in “Other operating results” is mainly attributable to the reversion of some provisions for contingencies.

Net financial expense increased by Ps. 40.4 million in the first quarter of 2013, compared to the same period of 2012. This increase is mostly attributable to a higher foreign exchange loss of Ps. 44.3 million.

For the first quarter of 2013, TGS reported a Ps. 61.9 million income tax expense, representing an increase of Ps. 19.2 million with respect to 2012’s period. This increase is principally due to higher taxable income reported in the 2013’s quarter.

Liquidity and Capital Resources

Even though cash flow from operating activities in the first quarter of 2013 increased by Ps. 101.9 million, cash generation declined by Ps. 26.4 million in this quarter, mainly because of the dividend payment of Ps. 145.3 million made in January 2013.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.9 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%; and (iii) EPCA S.A. (which belongs to Pampa Energía S.A.) with the remaining 10%.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the three-month periods ended March 31, 2013 and 2012

(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

Consolidated Statements of Income	1st. Quarter	
	2013	2012
Net Revenues	**825.7**	**645.0**
Natural Gas Transportation	171.6	143.6
Liquids Production and Commercialization	625.8	450.6
Other Services	28.3	50.8
Operating Costs	**(389.3)**	**(339.4)**
Operation and Maintenance	(56.7)	(53.8)
Depreciation and Amortization Expenses	(332.6)	(285.6)
Gross Operating Profit	**436.4**	**305.6**
Administrative and Selling Expenses	(191.7)	(129.9)
Other Operating Results	25.2	(1.1)
Operating Income	**269.9**	**174.6**
Net Financial Expense	(93.9)	(53.5)
Gain on Related Companies	(0.1)	0.1
Net income before Income Tax	**175.9**	**121.2**
Income Tax	(61.9)	(42.7)
Net Income	**114.0**	**78.5**
Earnings per share	0.143	0.099
Earnings per ADS	0.717	0.494

Operating Data

	2013	2012
Transmission Volumes (millions of cf/d)		
Average firm contracted capacity	2,917.0	2,899.3
Average deliveries	2,147.1	2,101.2
Processing sales (thousands of short tons)		
Ethane	105.2	94.1
Propane and Butane	174.4	158.0
Natural Gasoline	28.4	25.5

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three-month period ended March 31, 2013 and 2012

(In millions of Argentine pesos)

Three month period ended March 31, 2013	Gas Transportation	Liquids Production and Commercialization	Other Services	Total
Net revenues	171.6	625.8	28.3	825.7
Operating income / (loss)	51.2	213.3	5.4	269.9
Depreciation of PP&E	44.3	11.3	4.0	59.6

Three month period ended March 31, 2012
Net revenues	143.6	450.6	50.8	645.0
Operating income (loss)	9.1	140.4	25.1	174.6
Depreciation of PP&E	42.1	10.7	3.2	56.0

Breakdown of Net Financial Expense for the three month periods ended March 31, 2013 and 2012

 (In millions of Argentine pesos)

	2013	2012
Generated by Assets
Interest	21.0	11.8
Foreign exchange gain	18.4	10.9
Subtotal	39.4	22.7
Generated by Liabilities
Interest expense	(44.6)	(41.4)
Foreign exchange loss	(80.2)	(28.4)
Others	(8.5)	(6.4)
Subtotal	(133.3)	(76.2)
Total	(93.9)	(53.5)

Exhibit III

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the three-month periods ended March 31, 2013 and 2012

(In millions of Argentine pesos)

	2013	2012
Cash flows provided by operating activities		
Net income for the period	114.0	78.5
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	59.6	56.0
Amortization of intangible assets	0.2	0.2
Consumption of materials	0.4	0.7
Increase in allowances and provisions	(27.7)	4.0
(Gain) / loss on related companies	0.1	(0.2)
Interest expense accrual	47.7	38.8
Interest accrual generated by investments other than cash and cash equivalents	(2.2)	(1.9)
Interest expense paid	(0.7)	0.0
Income tax accrued	61.9	43.2
Income tax and asset tax paid	(32.1)	(24.0)
Foreign exchange loss	63.0	20.1
Non-cash revenues	(0.3)	0.0
Changes in assets and liabilities:		
Trade receivables	95.2	(18.3)
Other receivables	(0.8)	14.5
Inventories	23.9	(5.4)
Accounts payable	(51.9)	37.1
Payroll and social security taxes	(14.0)	(15.6)
Taxes payable	(36.3)	(26.3)
Advances from customers	(0.8)	(15.3)
Other liabilities	0.2	0.2
Provisions for contingencies	(11.2)	0.0
Cash flows provided by operating activities	**288.2**	**186.3**
Cash flows used in investing activities		
Additions to property, plant and equipment	(34.9)	(47.1)
Cash flows used in investing activities	**(34.9)**	**(47.1)**
Cash flows used in financing activities		
Dividends paid	(145.3)	0.0
Cash flows used in financing activities	**(145.3)**	**0.0**
Effect of foreign exchange rate changes on cash and cash equivalents	**10.0**	**5.2**
Net increase in cash and cash equivalents	**118.0**	**144.4**
Cash and cash equivalents at the beginning of the year	**693.0**	**346.7**
Cash and cash equivalents at the end of the period	**811.0**	**491.1**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: April 23, 2013